UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___1___)*

Powershares DB US Dollar Index Bullish Fund
(Name of Issuer)

Exchange Traded Fund
(Title of Class of Securities)

73936D107
(CUSIP Number)

April 9, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 73936D107

1.	Names of Reporting Persons

Mount Lucas Management Corporation

2.	Check the Appropriate box if a Member of Group (See Instructions)

(a)	☒

(b)	☐

3.	SEC Use Only

4.	Citizenship of Place of Organization: Delaware, USA

5.	Sole Voting Power:	2,807,228

6.	Shared Voting Power:	0

7.	Sole Dispositive Power:	2,807,228

8.	Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,807,228

10.	Check if the Aggregate Amount in Roe (9) Excludes Certain Shares (See Instructions):_________________

11.	Percent of Class Represented by Amount in Row (9): 4.22%

12.	Type of Reporting Persons (See Instructions): CO

Item 1(a). Name Of Issuer: DB Commodity Services LLC (the “Issuer”)

Item 1(b). Address Of Issuer’s Principal Executive Offices: DB Commodity Services LLC, 60 Wall Street, New York, New York 10005

Item 2(a). Name Of Person Filing: The names of the persons filing this statement on Schedule 13G are:

1.	Mount Lucas Management Corporation

Item 2(b). Address Of Principal Business Office, Or If None, Residence: The address of the principal business office of Mount Lucas Management Corporation is 405 South State Street, Newtown, Pennsylvania 18940

Item 2(c). Citizenship: Mount Lucas Management Corporation is a limited liability company formed under the laws of the state of Delaware.

Item 2(d). Title Of Class Of Securities: Exchange Traded Fund

Item 2(e). Cusip Number: 73936D107

Item 3. If This Statement Is Filed Pursuant To Rule 13d-1(B), Or 13d-2(B) Or (C), Check Whether The Person Filing Is A:

(a)	____	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	____	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	____	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	____	Investment Company registered under Section 8 of the Investment Company Act.
(e)	____	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	____	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	____	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	____	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	____	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	____	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially owned:

(i)	Mount Lucas Management Corporation own 2,807,228 shares of the Issuer

(b)	Percent of Class

(i)	Mount Lucas Management Corporations beneficial ownership of 2,807,228 shares of stock represents 4.22% of all of the outstanding shares of the Issuer

(c)	Number of Shares as to Which Such Person Has:

(i)	Sole power to vote or direct the vote:

Mount Lucas Management Corporation has the sole power to vote or direct the vote of the 2,807,228 shares of stock that it holds.

(ii)	Shared power to vote or to direct the vote:

Not Applicable.

(ii)	Sole power to dispose or to direct the disposition:

Mount Lucas Management Corporation has the sole power to dispose or direct the disposition on the 2,807,228 shares of stock that it holds.

(iii)	Shared power to dispose or to direct the disposition of:

Not Applicable.

Item 5. Ownership of Five Percent or Less of  Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefits plan, pension fund, or endowment fund is not required.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(G) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

If a Group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: April 13, 2010

MOUNT LUCAS MANAGEMENT CORPORATION
By: Mount Lucas Management Corporation

By: /s/ Timothy Rudderow
Timothy Rudderow, President

EXHIBIT A

Joint Filing Agreement Pursuant To Rule 13d-1(K)
Of The Securities And Exchange Act Of 1934

Pursuant to Rule 13d-1(k) of the Securities and Exchange Act of 1934, the undersigned hereby agree that each person or entity on whose behalf this statement is filed is responsible for its timely filing and any amendments hereto; for the completeness and accuracy of the information concerning the persons or entities contained herein; and that each individual person or entity is not responsible for the completeness or accuracy of the information concerning the other persons or entities making this filing, unless any such person or entity knows or has reason to believe that said information is inaccurate.

Dated: April 13, 2010

MOUNT LUCAS MANAGEMENT CORPORATION
By: Mount Lucas Management Corporation

By: /s/ Timothy Rudderow
Timothy Rudderow, President